Exhibit 99.1

Dogwood Therapeutics Secures Exclusive Worldwide, Royalty Free License to Develop and Commercialize SP16 as a Treatment for Cancer Related Pain in an All-Stock Transaction Underscoring the Company’s Dedication to Improving the Lives of Cancer Patients

-A first-in-class LRP1 agonist, SP16 phase 1b Chemotherapy Induced Neuropathy (CIPN) Study fully funded by the National Cancer Institute, with projected patient enrollment beginning in the first half of 2026-

-SP16 has demonstrated both anti-inflammatory and neural repair activity that has the potential to treat CIPN, synergistically complementing Halneuron®, the Company’s late stage NaV1.7 inhibitor, which has demonstrated significant pain reduction in previous Phase 2 studies-

-Webcast today, September 29, 2025, at 8:30 a.m. Eastern Time-

ATLANTA, Ga., September 29th, 2025 -- Dogwood Therapeutics, Inc. (Nasdaq: DWTX) (“Dogwood” or the “Company”), a clinical-stage biotechnology company developing new medicines to treat pain and neuropathy, today announced that in an all-stock transaction, it has secured a royalty free, global license to develop Serpin Pharma’s intravenous (IV) formulation of SP16 to manage cancer related pain (CRP) including a broad range of chemotherapy induced neuropathy symptoms.

Serpin Pharma has discovered the active portion of A1AT responsible for both the anti-inflammatory (analgesic) activity as well as tissue repair, and this active portion is represented by SP16.  SP16 is a first-in-class LRP1 agonist which has demonstrated both anti-inflammatory and neural repair activity that has the potential to treat chemotherapy-induced peripheral neuropathy (CIPN).  SP16 IV is the focus of a forthcoming Phase 1b CIPN study that is fully funded by the National Cancer Institute, reflecting the uniqueness of this approach, as well as the extraordinary unmet medical need associated with this debilitating cancer-related condition.

“The SP16 in-license aligns with our strategic objective of expanding our research pipeline in an area where Dogwood’s pain and neuropathy management research expertise can add value to both the asset increasing our equity value for shareholders,” said Greg Duncan, Dogwood Therapeutics Chief Executive Officer.  “The National Cancer Institute’s funding of the SP16 IV Phase 1b program obviates the need to use our existing capital in the near-term to advance SP16 into clinical development.”

SP16 IV mimics the activity of alpha-1-antitrypsin’s (A1AT) anti-inflammatory and immunomodulatory actions.  In preclinical research, SP16 has demonstrated anti-inflammatory and analgesic benefits, as well as neural restorative and repair activity, both of which hold promise for addressing the multitude of symptoms and damage and functional complication of CIPN.

“After reviewing potential partners for this program, we believe Greg Duncan and the Dogwood team is best poised to take SP16 IV for cancer related pain through the clinic to address this major unmet need,” said Dr. Cohava Gelber, CEO of Serpin Pharma.

“SP16 IV may have intrinsic potential to deliver adjunctive improvement of non-pain symptoms if utilized with Halneuron®, the Company’s lead development candidate,” said Lawrence Steinman, MD, Professor of Neurology and Neurological Sciences, Pediatrics, and Genetics at Stanford University and Scientific Advisory Board Member of Serpin Pharma.

Halneuron® is a NaV1.7 specific sodium channel inhibitor that has demonstrated statistically significant and clinically meaningful pain reductions in general cancer pain, as well as chemotherapy induced neuropathic pain (CINP), respectively.  Halneuron® is currently in Phase 2b development to treat CINP, a condition for which the medicine has been granted fast-track review designation by FDA.  Over eighty patients have been recruited to date in this landmark Phase 2b CINP study, with interim data from 90-100 patients projected in December 2025.

“Expanding a biotech company’s quality shots on goal is always valued, but doing so with two development candidates that stand on their own merit, with additional potential to be mechanistically synergistic, adds additional value to this exciting worldwide SP16 license,” said Mike Gendreau, M.D., Ph.D., Dogwood Therapeutics Chief Medical Officer. “We intend to explore the potential of SP16, both as a treatment for a multitude of CIPN symptoms, as well as its potential to help with repair and/or restoration of nerve function damaged by chemotherapy.”

About the Licensing Transaction

Pursuant to an exclusive licensing agreement Serpin Pharma, Inc. and its designated affiliates will receive 382,034 shares of DWTX common stock and 179.1878 shares of a new series of non-voting convertible preferred stock (with a conversion ratio of preferred to common of 1:10,000) (the “Preferred Stock”) which collectively represents 7.31% of the Company’s common stock, on a fully diluted basis which assumes conversion of all series of outstanding preferred stock of the Company including any transaction fees.

The issuance of shares of common stock upon conversion of the Preferred Stock shall be subject to stockholder approval in compliance with the rules of the Nasdaq Stock Market.

Tungsten Advisors served as the exclusive financial advisor to the Company. Duane Morris LLP is serving as legal counsel to the Company. Rimon Law is serving as legal counsel to Serpin Pharma, Inc.

Webcast Presentation

The Company will host a webcast presentation to discuss the transaction today, September 29, 2025, at 8:30 a.m. Eastern Time.

Investors Dial-in:

Toll Free: 888-506-0062

International: 973-528-0011

Participant Access Code: 793917

Webcast URL: https://www.webcaster5.com/Webcast/Page/2639/53039

A replay of the webcast will also be available via the investor website after the call’s conclusion.

About Halneuron®

Dogwood’s lead product candidate, Halneuron®, is in Phase 2b development as a non-opioid, NaV 1.7 inhibitor to treat pain conditions including the neuropathic pain associated with chemotherapy treatment.  Halneuron® is the focus of an ongoing Phase 2b CINP trial with interim data readout projected for December of 2025.   Halneuron® has been granted fast track designation from the Food and Drug Administration (“FDA”) for the treatment of CINP.

About Dogwood Therapeutics

Dogwood Therapeutics (Nasdaq: DWTX) is a development-stage biopharmaceutical company focused on developing new medicines to treat pain and fatigue-related disorders. The Dogwood research pipeline includes two separate mechanistic platforms with a non-opioid analgesic program and an antiviral program. The proprietary, non-opioid, NaV 1.7 analgesic program is centered on our lead development candidate, Halneuron®, which is a highly specific voltage-gated sodium channel modulator, a mechanism known to be effective for reducing pain transmission. In clinical studies, Halneuron® treatment has demonstrated pain reduction in pain related to general cancer and in pain related to CINP. Interim data from the ongoing Halneuron® Phase 2 CINP study are expected in Q4 of 2025.

For more information, please visit www.dwtx.com.

Forward-Looking Statements:

Statements in this press release contain “forward-looking statements,” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “suggest,” “target,” “aim,” “should,” "will,” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Dogwood’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including risks related to the completion, timing and results of current and future clinical studies relating to Dogwood’s product candidates. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Annual Report on Form 10-K for the year ended December 31, 2024, which has been filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Dogwood undertakes no duty to update such information except as required under applicable law.

Investor Relations:

CORE IR
(516) 222-2560
IR@dwtx.com